Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

AND FOR THE THREE-MONTH PERIOD THEN ENDED

PRESENTED ON COMPARATIVE BASIS

(In millions of Argentine Pesos (“$”))

Report on review of interim financial information

To the Shareholders, President and Directors of

Pampa Energía S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Pampa Energía S.A. and its subsidiaries ("the Group"), as at March 31, 2025, and the related condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Autonomous City of Buenos Aires, May 12, 2025.

PRICE WATERHOUSE & CO. S.R.L. (Partner)

Carlos Martín Barbafina

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG – Autonomous City of Buenos Aires

T: +(54.11) 4850.6000, www.pwc.com/ar

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CPB	Central Térmica Piedra Buena
CPI	Consumer's price index
CTB	CT Barragán S.A
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
EISA	Energía Inversora S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICSID	International Centre for Settlement of Investment Dispute
IFRS	International Financial Reporting Standards

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IGJ	Public Registry of Organizations
IPIM	Wholesale Domestic Price Index
LGS	Argentine Business Organizations Law
LNG	Liquefied Natural Gas
MABA	Metropolitan Area of Buenos Aires
MAT	WEM’s Forward Market
MECON	Ministry of Economy of Argentina
MLC	Foreign Exchange Market
MW	Megawatt
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
Oldelval	Oleoductos del Valle S.A.
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
PIST	Point of Entry to the Transport System
RIGI	Incentive Regime for Large Investments
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Secretary of Energy
SESA	Southern Energy S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
UTE	Unión Transitoria de Empresas
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	VMOS S.A.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
$	Argentine Pesos

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2025	03.31.2024

Revenue	8	438,715	337,376
Cost of sales	9	(301,010)	(215,183)
Gross profit		137,705	122,193

Selling expenses	10.1	(22,490)	(13,580)
Administrative expenses	10.2	(45,055)	(34,238)
Exploration expenses	10.3	(58)	(82)
Other operating income	10.4	35,473	28,992
Other operating expenses	10.4	(23,711)	(26,385)
Impairment of intangible assets and inventories		(807)	(32)
Impairment of financial assets		(212)	(29,830)
Share of profit from associates and joint ventures	5.1.2	48,144	51,416
Profit from sale of companies´ interest		-	1,458
Operating income		128,989	99,912

Financial income	10.5	35,494	1,347
Financial costs	10.5	(42,844)	(43,955)
Other financial results	10.5	38,050	43,805
Financial results, net		30,700	1,197
Profit before income tax		159,689	101,109
Income tax	10.6	3,029	122,687
Profit of the period		162,718	223,796

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		158,061	189,693
Items that may be reclassified to profit or loss
Exchange differences on translation		17,670	82,055
Other comprehensive income of the period		175,731	271,748
Total comprehensive income of the period		338,449	495,544

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2025	03.31.2024
Total profit of the period attributable to:

Owners of the company		161,886	223,099
Non-controlling interest		832	697
		162,718	223,796

Total comprehensive income of the period attributable to:

Owners of the Company		337,232	494,365
Non-controlling interest		1,217	1,179
		338,449	495,544

Earnings per share attributable to equity holders of the Company

Total basic and diluted earning per share	13.2	119.03	164.04

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2025	12.31.2024
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,883,249	2,690,533
Intangible assets	11.2	102,367	99,170
Right-of-use assets		10,720	11,330
Deferred tax asset	11.3	226,917	161,694
Investments in associates and joint ventures	5.1.2	1,184,425	1,024,769
Financial assets at fair value through profit and loss	12.2	29,272	28,127
Other assets		431	366
Trade and other receivables	12.3	186,248	76,798
Total non-current assets		4,623,629	4,092,787

CURRENT ASSETS
Inventories	11.4	267,766	230,095
Financial assets at amortized cost	12.1	86,930	82,628
Financial assets at fair value through profit and loss	12.2	722,388	877,623
Derivative financial instruments		10	979
Trade and other receivables	12.3	569,480	503,529
Cash and cash equivalents	12.4	387,416	761,231
Total current assets		2,033,990	2,456,085
Total assets		6,657,619	6,548,872

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2025	12.31.2024
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,360
Share capital adjustment		7,126	7,126
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(211)	(211)
Legal reserve		48,513	46,616
Voluntary reserve		1,778,228	1,708,688
Other reserves		2,847	2,475
Other comprehensive income		891,779	839,025
Retained earnings		979,114	766,073
Equity attributable to owners of the company		3,728,731	3,391,127
Non-controlling interest		10,384	9,167
Total equity		3,739,115	3,400,294

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	109,698	141,436
Income tax and minimum notional income tax provision	11.6	81,851	77,284
Deferred tax liability	11.3	50,743	50,223
Defined benefit plans		34,110	31,293
Borrowings	12.5	1,437,072	1,416,917
Trade and other payables	12.6	90,035	87,992
Total non-current liabilities		1,803,509	1,805,145

CURRENT LIABILITIES
Provisions	11.5	10,487	10,725
Income tax liability	11.6	321,343	265,008
Tax liabilities		34,599	30,989
Defined benefit plans		7,077	7,077
Salaries and social security payable		25,665	40,035
Derivative financial instruments		705	2
Borrowings	12.5	379,018	728,096
Trade and other payables	12.6	336,101	261,501
Total current liabilities		1,114,995	1,343,433
Total liabilities		2,918,504	3,148,578
Total liabilities and equity		6,657,619	6,548,872

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Unappropiated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2023	1,360	7,126	19,950	4	21	(211)	37,057	1,157,389	711	539,702	180,627	1,943,736	6,960	1,950,696
Stock compensation plans	-	-	-	-	-	-	-	-	(390)	-	-	(390)	-	(390)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	223,099	223,099	697	223,796
Other comprehensive income for the three-month period	-	-	-	-	-	-	2,271	70,937	-	116,988	81,070	271,266	482	271,748
Balance as of March 31, 2024	1,360	7,126	19,950	4	21	(211)	39,328	1,228,326	321	656,690	484,796	2,437,711	8,139	2,445,850

Voluntary reserve constitution	-	-	-	-	-	-	(539)	181,166	-	-	(180,627)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	2,154	-	-	2,154	-	2,154
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)
Sale of company	-	-	-	-	-	-	-	-	-	-	-	-	(63)	(63)
Profit for the complementary nine-month period	-	-	-	-	-	-	-	-	-	-	341,488	341,488	(494)	340,994
Other comprehensive income for the complementary nine-month period	-	-	-	-	-	-	7,827	299,196	-	182,335	120,416	609,774	1,622	611,396
Balance as of December 31, 2024	1,360	7,126	19,950	4	21	(211)	46,616	1,708,688	2,475	839,025	766,073	3,391,127	9,167	3,400,294
Stock compensation plans	-	-	-	-	-	-	-	-	372	-	-	372	-	372
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	161,886	161,886	832	162,718
Other comprehensive income for the three-month period	-	-	-	-	-	-	1,897	69,540	-	52,754	51,155	175,346	385	175,731
Balance as of March 31, 2025	1,360	7,126	19,950	4	21	(211)	48,513	1,778,228	2,847	891,779	979,114	3,728,731	10,384	3,739,115

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2025	03.31.2024
Cash flows from operating activities:
Profit of the period		162,718	223,796
Adjustments to reconcile net profit to cash flows from operating activities	14.1	8,017	(74,640)
Changes in operating assets and liabilities	14.2	(76,850)	(163,370)
Net cash generated by (used in) operating activities		93,885	(14,214)

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(164,292)	(109,435)
Collection for sales of public securities and shares acquisitions, net		147,374	56,151
Recovery of mutual funds, net		237	1,117
Capital integration in associated companies		(33,327)	(19,750)
Payment for right-of-use		(553)	(4,346)
Collection for equity interests in companies sales		-	6,206
Collection for joint ventures´ share repurchase		-	30,135
Dividends collection		-	6,955
Net cash used in investing activities		(50,561)	(32,967)

Cash flows from financing activities:
Proceeds from borrowings	12.5	47,700	112,857
Payment of borrowings	12.5	(74,142)	(10,959)
Payment of borrowings interests	12.5	(39,094)	(34,128)
Repurchase and redemption of corporate bonds	12.5	(377,408)	-
Payments of leases		(968)	(782)
Net cash (used in) generated by financing activities		(443,912)	66,988

(Decrease) Increase in cash and cash equivalents		(400,588)	19,807

Cash and cash equivalents at the beginning of the year	12.4	761,231	137,973
Exchange and conversion difference generated by cash and cash equivalents		26,773	13,797
(Decrease) Increase in cash and cash equivalents		(400,588)	19,807
Cash and cash equivalents at the end of the period	12.4	387,416	171,577

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is an Argentine company, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level in the three-month period ended March 31, 2025 of 11.8 million m3/day of natural gas and 3.2 thousand boe/day of oil in 11 productive areas and 2 exploratory areas in Argentina. Its main production blocks are located in the Provinces of Neuquén and Río Negro.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of March 31, 2025, which represents approximately 13% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 85% and 98%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,396 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the segment includes advisory services provided to related companies.

1.2 Economic context in which the Company operates

The Company operates in a complex economic context which main variables are experiencing volatility as a result of political and economic events both domestically and internationally.

As part of the economic stabilization plan, on April 11, 2025 the Government announced measures to ease the exchange rate regime and strengthen the monetary system. These measures were promoted to achieve the priority objective of reducing inflation, boosting economic activity, increasing monetary predictability and building up freely available reserves to support the Government’s economic program. This program will be financially backed by a new US$ 20 billion funding facility agreed with the International Monetary Fund, among other agreements. Together, these agreements could potentially contribute to a US$ 23.1 billion increase in BCRA’s net reserves during 2025.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements, and it is not possible to predict the macroeconomic and financial situation’s evolution in Argentina or internationally, or any new measures to be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1 Oil and Gas

2.1.1 Gas market

2.1.1.1 Natural Gas for the residential segment and CNG

SE Resolutions No. 602/24, No. 25/25, No. 111/25 and No. 139/25 established the PIST price to be passed on to end users pursuant to the agreements entered into under GasAr Plan for gas consumptions as from the months of January through April 2025, respectively, and on the tariff schemes published by ENARGAS’ effective date.

2.1.1.2 Compensation for subsidized natural gas consumption

ENARGAS Resolution No. 125/25 restructures the compensation system for natural gas consumption subsidies to natural gas distribution companies, modifying the entity receiving such compensation. The new mechanism, effective as from February 1, 2025, establishes that compensation will be collected directly by natural gas producers and deducted from the invoices issued by producers to distributors.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the enactment of clarifying regulations is still pending.

2.2 Generation

2.2.1 Modifications to the electricity regulatory framework

In line with the objective of ensuring free contracting in the MAT established by Law No. 27,742, on January 28, 2025, SE Resolution No. 21/25 was published establishing different modifications regulating dispatch and operation at the WEM’s MAT. The main modifications include:

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

- Generators, self-generators and co-generators of conventional thermal, hydraulic and nuclear sources commissioned as from January 1, 2025 are exempted from the suspension of contracting within the MAT;

- The presentation or renewal of Energy Plus contracts is limited until October 31, 2025, after the expiration of such contracts the Energy Plus market will no longer be in effect;

- The dispatch scheme set by SE Resolution No. 354/20 is abrogated, effective as from February 1, 2025, and no alternative dispatch scheme is established contemplating the obligations under ENARSA’s supply contract with Bolivia and contracts within the GasAr Plan’s framework;

- As from March 1, 2025, the recognition of fuel costs is authorized according to reference prices and the values declared and accepted in the Production Cost Statement plus freight, natural gas transportation and distribution costs, and taxes and fees.

- CAMMESA will continue centralizing fuel supply for contracts entered into under specific schemes (SE Resolutions No. 220/07, No. 21/16 and No. 287/17);

- generators remunerated under the spot scheme will be able to manage their own fuel, with CAMMESA remaining as the supplier of last resort; and

- new values are established for the cost of non-supplied energy, effective as from February 1, 2025, under the following tiers: (i) US$ 350 /MWh up to 5%; (ii) US$ 750 /MWh up to 10%, and (iii) US$ 1,500 /MWh for more than 10%.

CAMMESA published the proposal with guidelines contemplating various changes to the WEM structure and remuneration schemes for generation, submitted by the SE pursuant to Note NO-2025-09628437-APN-SE#MEC, and received comments from the Associations representing WEM agents. The reports requested by the SE are pending issuance and will be considered for the passing of transitional WEM adjustment regulations.

On its part, SE Note NO-2025-35216647-APN-SE#MEC dated April 4, 2025 establishes guidelines for the gas dispatch priority scheme for thermal generation in the WEM. Tenders by generators opting into managing their own fuel supply will be considered firm and, in case of non-compliance, will be subject to a Deliver or Pay penalty equivalent to 70% of the unavailable volume’s reference price.

The new reference price equals 90% of the weighted average price per natural gas basin in the PIST using Round 4.2 prices for the Neuquina Basin and the Norte Basin and Round 4.1 prices for the Austral Basin.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Reference prices for liquid fuels are set for each generator based on international indicators, including a premium covering associated financial and logistical costs, and prices for liquid fuels and natural gas from neighboring countries are recognized at the exchange rate effective on the last business day before the transaction due date, associated with the consumption recognized in the respective economic transaction.

2.2.2 BESS (Battery Energy Storage Systems) call for tenders

In February 2025, SE Resolution No. 67/2025 launched a national and international call for tenders for up-to-500 MW energy storage projects in the AMBA aiming to improve the electricity grid’s reliability.

The contracts to be executed between distributors and generators will have a maximum 15-year term and provide for a remuneration for power capacity (up to US$ 15,000/MW-month) and energy supplied (US$ 10/MWh), with CAMMESA acting as guarantor of last resort. The commissioning’s target date is scheduled for January 2027.

The deadline for submitting tenders was set for June 10, 2025 and the award date, for July 23, 2025.

2.2.3 Remuneration at the spot market

SE Resolutions No. 603/24, No. 27/25, No. 113/25, No. 143/25 and No. 177/25 updated the remuneration values for spot generation, providing for 4%, 4%, 1.5%, 1.5% and 2% increases from the January-May 2025’s economic transactions, respectively. Likewise, the maximum spot price in the WEM was updated to $ 12,948/MWh as from April 2025.

2.3 Gas Transportation

TGS’s Tariff situation

TGS received monthly tariff updates for the January-March 2025 period; to this effect, ENARGAS published new transitional tariff charts with 2.5%, 1.5% and 1.7% increases, respectively.

On April 30, 2025, ENARGAS Resolution No. 256/25 established the FTR conditions for the 2025-2030 period. This resolution establishes, among other things, the capital base as of December 31, 2024 and a real after-tax WACC discount rate of 7.18%, used to determine the initial tariff scheme, which includes a 3.67% weighted average tariff update to be implemented in thirty one equal and consecutive monthly installments beginning in May 2025. Likewise, the approval of the monthly tariff update methodology based on price indexes (CPI and IPIM) is postponed.

Finally, it establishes the investment plan, totaling $ 279,108 million (at June 2024 values) and operating expenses for the 2025-2030 five-year period. The implementation of this plan will be monitored by ENARGAS.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.4 Transmission

Transener and Transba tariff situation

The ENRE determined the hourly remuneration values, establishing 4%, 4%, 2%, and 4% increases against effective values for the January-April 2025 period for Transener S.A. and Transba S.A.

On the other hand, ENRE Resolutions No. 227/25 and No. 231/25 modified the schedule, establishing April 30, 2025 as the tariff chart approval date resulting from the FTR process.

On April 3, 2025, ENRE Resolution No. 236/25 amended the high-voltage and main electricity distribution utility concessionaires’ return rate defined by ENRE Resolution No. 28/25 dated January 10, 2025 from 6.10% to 6.48% after taxes.

On April 30, 2025, the ENRE established 42.89% and 10.30% increases against April 2025’s effective tariffs for Transener S.A. and Transba S.A., respectively. Similarly, the ENRE determined the remuneration for independent transmission companies, including Transener S.A., for the operation of the Choele Choel – Pto. Madryn Interconnection and the Fourth Line, and Transba S.A., for the operation of Transportista Independiente de Buenos Aires (TIBA)’s facilities, establishing a tariff equivalent to 77.92%, 100% and 99.73%, respectively, of Transener S.A.’s tariff.

In all cases, the increases will be applied as follows: 20% as from May 1, 2025, and the remaining 80% on a monthly basis over the June-December 2025 period. Likewise, a monthly tariff update mechanism based on the CPI and IPIM price indexes is provided for.

2.5 Regulations on access to the MLC

On April 11, 2025, the BCRA issued Communication “A” 8,226 easing several restrictions to access the MLC, including the following:

-	access to the MLC for foreign currency transfers abroad for profits and dividends to non-resident shareholders, in the case of legal entities with profits from fiscal years beginning on or after January 1, 2025.
-	access to the MLC for the payment of imports of capital goods, including advance payments.
-	elimination of the requirement to submit an affidavit in the case of individuals, while maintaining this requirement —stating a commitment not to enter into certain sales, exchange or security transfer transactions for 90 calendar days following the MLC access request— in the case of legal entities.
-	removal of restrictions on resident individuals to access the MLC to purchase foreign currency for saving or deposit purposes.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

14

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.6 Tax regulations

Export Increase Program

On April 14, 2025, PEN Executive Order No. 269/25 established that, as of that date, 100% of export values must be deposited and settled in foreign currency in the MLC.

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2025 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in millions of pesos and were approved for their issuance by the Company’s Board of Directors on May 12, 2025.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2024, which have been prepared under IFRS Accounting Standards.

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2025 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the three-month period ended March 31, 2025, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2024, and for the three-month period ended March 31, 2024, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to the Consolidated Financial Statements´ figures to keep the consistency in the presentation with the current period figures.

15

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2024.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2025 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2025:

-	IAS 21 - “Effects of Changes in Foreign Exchange Rates” (amended in August 2023).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

As of March 31, 2025, the Company has not early applied the following standards and/or amendments:

-   IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard applies retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the impact of the application of the standard on its financial statements’ disclosures.

-   IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024. It allows for reduced disclosures for entities without public accountability which are subsidiaries of an entity that prepares consolidated financial statements available for public use and comply with IFRS accounting standards. The standard is applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

16

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

-   IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement in case of issuance of electronic payment instructions meeting certain requirements, and incorporates disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-   IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.

-   IFRS 9 and IFRS 7 “Financial Instruments and Disclosures”: in December 2024, IFRS 9 is amended and disclosure requirements are incorporated into IFRS 7 regarding nature-dependent electricity contracts. In particular, it allows exemption from fair value accounting for entities that are net purchasers of electricity during the term of the contracts, and eases the designation as a hedging instrument for contracts not meeting the requirements for the above-mentioned exemption. The amendments are applicable to fiscal years beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

17

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: GROUP STRUCTURE

5.1 Interest in subsidiaries, associates and joint ventures

5.1.1 Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			03.31.2025	12.31.2024
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Generation & Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Gran Cayman	Investment	100.00%	100.00%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

18

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.2 Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of common shares with one vote per share:

		Information about the issuer
	Main activity	Date	Share capital	Profit of the period	Equity	Direct and indirect participation %
Associates
VMOS (1)	Oil	03.31.2025	100,849	-	268,393	11.11%

Joint ventures
CIESA (2)	Investment	03.31.2025	639	54,733	1,291,559	50.00%
Citelec (3)	Investment	03.31.2025	556	16,443	370,561	50.00%
CTB	Generation	03.31.2025	8,558	26,440	520,022	50.00%

(1)	On March 21, 2025, MECON Resolution No. 302/25 approved VMOS’s application to opt into the RIGI.
(2)	The Company holds a 50% interest in CIESA, a company that holds a 51% interest in TGS’s capital stock; therefore, the Company has a 25.50% interest in TGS.
As of March 31, 2025, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 6,950.00 and US$ 26.46, respectively, giving Pampa’s holding an approximate market value of $ 1,408,044 million.
(3)	The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of March 31, 2025, Transener’s common share price listed at the BCBA was $ 2,065.00, conferring Pampa’s indirect holding an approximate market value of $ 241,730 million.

19

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	03.31.2025	12.31.2024
Disclosed in non-current assets
Associates
VMOS	30,790	13
SESA	3,337	-
Total associates	34,127	13

Joint ventures
CIESA	705,008	624,768
Citelec	185,280	163,084
CTB	260,010	236,904
Total joint ventures	1,150,298	1,024,756
Total associates and joint ventures	1,184,425	1,024,769

The following table shows the breakdown of the result from investments in associates and joint ventures:

	03.31.2025	03.31.2024
Associates
TGS	-	501
Total associates	-	501

Joint ventures
CIESA	26,702	13,784
Citelec	8,222	2,717
CTB	13,220	17,299
OCP	-	17,115
Total joint ventures	48,144	50,915
Total associates and joint ventures	48,144	51,416

20

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	03.31.2025	03.31.2024
At the beginning of the year	1,024,769	542,978
Dividends	-	(6,955)
Increase	33,327	12,625
Share repurchase	-	(30,135)
Sale of equity interests	-	(4,748)
Share of profit	48,144	51,416
Exchange differences on translation	78,185	179,452
At the end of the period	1,184,425	744,633

5.1.3 OCP

Pursuant to the terms and conditions of the concession authorization agreement, OCP caused OCPSA to establish two guarantees, one operational and one environmental, each in the amount of US$ 50 million (including surety bonds provided by the Group as shareholder in the amount of US$ 84 million), which would remain in effect for the term of the agreement and until 90 days after its termination on November 30, 2024. Therefore, the guarantees were scheduled to expire on March 1, 2025, since no claim that may be considered covered within their scope would have been initiated by that date. However, Citibank Ecuador informed OCP that, in its understanding, the guarantees had not expired because OCPSA had not complied with certain required formalities. On its part, OCP has formally notified Citibank Ecuador that its position is incorrect, explaining the reasons for that interpretation. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, OCP has not received a response to this notification. OCP has also requested the Ecuadorian Government to notify Citibank Ecuador of the guarantees’ expiration, having received no response as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

OCP understands that there is no legal basis for claims under the operational guarantee (to be initiated only in case of a capacity deficiency pursuant to the concession authorization agreement) or under the environmental guarantee (to be initiated only in the event of termination of the concession authorization agreement due to the lack of payment of environmental compensations). In this regard, the guarantees should be terminated and rendered null and void, all in accordance with their terms and conditions.

OCP is taking all necessary actions to terminate the guarantees pursuant to the terms of the concession authorization agreement. On April 11, 2025, OCP filed an arbitration proceeding before the ICSID seeking the effective release of the guarantees and compensation for the damages sustained as a result of the failure to release them; and, subsidiarily, to receive from Ecuador the amount of the guarantees plus interest and damages resulting from Ecuador’s actions.

21

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.4 CIESA - TGS

On March 7, 2025, heavy rains, unprecedented in the last 100 years, were recorded in the city of Bahía Blanca and adjacent areas, causing flooding in all urban areas and their surroundings.

This event caused the Saladillo García stream to overflow, flooding the Cerri Complex and, consequently, halting the production of liquids and partially affecting natural gas transportation services. It is worth highlighting that the external electricity distribution system and the electricity generation and distribution facilities were also affected.

The natural gas transportation service was gradually restored in full, with no significant impact on TGS’s revenues. However, liquid production at the Cerri Complex has been interrupted since March 7, 2025, and this situation continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

TGS is performing cleanup tasks and implementing measures to fully restore plant operations as soon as possible. Based on the recovery efforts’ current status and the damage sustained, TGS has recorded a $ 14,058 million loss for the three-month period ended March 31, 2025 corresponding to event-related expenses and the impairment of materials and other property, plant and equipment. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the event has not yet been assessed by TGS.

Furthermore, TGS is undertaking preliminary coverage negotiations with insurance companies; therefore, the insurance proceeds’ amount and timing have not been determined as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

22

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2 Oil and gas participations

Assets and liabilities as of March 31, 2025 and December 31, 2024 and the production cost of the Joint Ventures and Consortiums in which the Company participates corresponding to the three-month periods ended March 31, 2025 and 2024 are detailed below:

	03.31.2025	12.31.2024

Non-current assets	181,196	155,862
Current assets	11,902	13,437
Total assets	193,098	169,299

Non-current Liabilities	75,048	53,284
Current Liabilities	29,568	26,471
Total liabilities	104,616	79,755

	03.31.2025	03.31.2024
Production cost	40,136	16,844

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Ventures and Consortiums.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2024.

23

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct interest in VMOS and the indirect interest in OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

24

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the three-month period ended March 31, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	94	194	57	7	-	352	372,894
Revenue - foreign market	26	1	35	-	-	62	65,821
Intersegment revenue	26	-	-	-	(26)	-	-
Cost of sales	(118)	(103)	(90)	-	26	(285)	(301,010)
Gross profit	28	92	2	7	-	129	137,705

Selling expenses	(17)	(1)	(3)	-	-	(21)	(22,490)
Administrative expenses	(21)	(11)	(2)	(9)	-	(43)	(45,055)
Exploration expenses	-	-	-	-	-	-	(58)
Other operating income	4	6	19	3	-	32	35,473
Other operating expenses	(3)	(1)	(4)	(14)	-	(22)	(23,711)
Impairment of intangible assets and inventories	-	-	-	-	-	-	(807)
Impairment of financial assets	-	-	-	-	-	-	(212)
Share of profit from associates and joint ventures	-	13	-	33	-	46	48,144
Operating income	(9)	98	12	20	-	121	128,989

Financial income	-	6	27	-	-	33	35,494
Financial costs	(25)	(12)	-	(4)	-	(41)	(42,844)
Other financial results	(4)	31	(1)	11	-	37	38,050
Financial results, net	(29)	25	26	7	-	29	30,700
Profit (Loss) before income tax	(38)	123	38	27	-	150	159,689

Income tax	(11)	2	4	9	-	4	3,029
Profit (Loss) of the period	(49)	125	42	36	-	154	162,718

Depreciation and amortization	52	31	1	-	-	84	89,297

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the three-month period ended March 31, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	(49)	124	42	36	-	153	161,886
Non-controlling interest	-	1	-	-	-	1	832

Consolidated financial position information as of March 31, 2025
Assets	1,673	3,072	170	1,320	(36)	6,199	6,657,619
Liabilities	1,771	2,801	127	(1,946)	(36)	2,717	2,918,504

Net book values of property, plant and equipment	1,284	1,337	29	35	-	2,685	2,883,249

Additional consolidated information as of March 31, 2025
Increases in property, plant and equipment, intangible assets and right-of-use assets	147	9	3	3	-	162	169,875

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the three-month period ended March 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	93	154	76	3	-	326	274,579
Revenue - foreign market	31	-	44	-	-	75	62,797
Intersegment revenue	26	-	-	-	(26)	-	-
Cost of sales	(99)	(77)	(108)	-	26	(258)	(215,183)
Gross profit	51	77	12	3	-	143	122,193

Selling expenses	(13)	(1)	(2)	-	-	(16)	(13,580)
Administrative expenses	(18)	(13)	(2)	(8)	-	(41)	(34,238)
Exploration expenses	-	-	-	-	-	-	(82)
Other operating income	14	17	3	1	-	35	28,992
Other operating expenses	(5)	(3)	(1)	(22)	-	(31)	(26,385)
Impairment inventories	-	-	-	-	-	-	(32)
Impairment of financial assets	-	(34)	-	-	-	(34)	(29,830)
Share of profit from associates and joint ventures	-	21	-	40	-	61	51,416
Profit from sale of companies´ interest	-	-	-	2	-	2	1,458
Operating income	29	64	10	16	-	119	99,912

Financial income	-	1	-	2	(1)	2	1,347
Financial costs	(26)	(17)	(1)	(10)	1	(53)	(43,955)
Other financial results	(4)	53	-	3	-	52	43,805
Financial results, net	(30)	37	(1)	(5)	-	1	1,197
Profit (Loss) before income tax	(1)	101	9	11	-	120	101,109

Income tax	49	97	2	-	-	148	122,687
Profit of the period	48	198	11	11	-	268	223,796

Depreciation and amortization	47	20	1	-	-	68	57,114

27

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the three-month period ended March 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	48	197	11	11	-	267	223,099
Non-controlling interest	-	1	-	-	-	1	697

Consolidated financial position information as of December 31, 2024
Assets	1,918	3,155	173	1,116	(17)	6,345	6,548,872
Liabilities	1,583	857	109	518	(17)	3,050	3,148,578
Net book values of property, plant and equipment	1,183	1,357	28	39	-	2,607	2,690,533

Additional consolidated information as of March 31, 2024
Increases in property, plant and equipment, intangibles assets and right-of-use assets	87	24	1	1	-	113	95,072

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	03.31.2025	03.31.2024

Gas sales	100,130	82,346
Oil sales	23,796	20,590
Other sales	3,615	2,280
Oil and gas sales subtotal	127,541	105,216

Energy sales in spot market	79,998	39,838
Energy sales by supply contracts	95,936	70,594
Fuel supply	28,261	18,088
Other sales	2,619	955
Generation sales subtotal	206,814	129,475

Products from catalytic reforming sales	45,049	53,143
Styrene sales	13,920	14,539
Synthetic rubber sales	21,097	13,983
Polystyrene sales	16,838	18,056
Other sales	265	451
Petrochemicals sales subtotal	97,169	100,172

Technical assistance and administration services sales	7,119	2,477
Other sales	72	36
Holding, Transportation and others subtotal	7,191	2,513
Total revenue (1)	438,715	337,376

(1)	Revenues from CAMMESA represent 44% and 35% of total revenues from sales for the periods ended March 31, 2025 and 2024, respectively, and correspond mainly to the Oil and gas and Generation segments.

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	03.31.2025	03.31.2024
Inventories at the beginning of the year	230,095	166,023

Plus: Charges of the period
Purchases of inventories, energy and gas	102,918	89,097
Salaries and social security charges	24,665	15,391
Employees benefits	3,790	2,418
Defined benefit plans	1,050	1,951
Works contracts, fees and compensation for services	34,453	23,599
Property, plant and equipment depreciation	85,309	54,248
Intangible assets amortization	941	798
Right-of-use assets amortization	525	454
Energy transportation	3,697	1,649
Transportation and freights	11,195	3,501
Consumption of materials	7,401	4,184
Penalties	657	251
Maintenance	16,646	6,775
Canons and royalties	21,623	17,004
Environmental control	1,438	843
Rental and insurance	5,359	6,010
Surveillance and security	2,389	866
Taxes, rates and contributions	841	1,096
Other	1,403	526
Total charges of the period	326,300	230,661

Exchange differences on translation	12,381	6,683

Less: Inventories at the end of the period	(267,766)	(188,184)
Total cost of sales	301,010	215,183

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	03.31.2025	03.31.2024
Salaries and social security charges	1,540	1,081
Employees benefits	40	60
Fees and compensation for services	513	358
Property, plant and equipment depreciation	2	6
Taxes, rates and contributions	4,017	2,833
Transportation and freights	15,619	9,130
Other	759	112
Total selling expenses	22,490	13,580

10.2 Administrative expenses

	03.31.2025	03.31.2024
Salaries and social security charges	18,814	12,192
Employees benefits	1,636	1,215
Defined benefit plans	2,374	4,464
Fees and compensation for services	10,768	6,733
Compensation agreements	372	2,891
Directors' and Syndics' fees	1,514	1,117
Property, plant and equipment depreciation	2,397	1,608
Right-of-use assets amortization	123	-
Consumption of materials	190	47
Maintenance	871	528
Transport and per diem	417	193
Rental and insurance	154	66
Surveillance and security	386	162
Taxes, rates and contributions	3,162	2,066
Communications	255	148
Other	1,622	808
Total administrative expenses	45,055	34,238

10.3 Exploration expenses

	03.31.2025	03.31.2024
Geological and geophysical expenses	58	82
Total exploration expenses	58	82

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	03.31.2025	03.31.2024
Other operating income
Insurance recovery	9,260	3,122
Services provided to third parties	7	24
Recovery of provision for contingencies	18,292	53
Tax charges recovery	-	14
Commercial interests	3,322	15,718
GasAr Plan	1,801	5,793
Export Increase Program	2,023	2,906
Other	768	1,362
Total other operating income	35,473	28,992

Other operating expenses
Provision for contingencies	(11,093)	(18,616)
Provision for environmental remediation	(77)	(20)
Results for property, plant and equipment sale and derecognition	-	(54)
Tax on bank transactions	(7,218)	(2,351)
PAIS import tax	(57)	(419)
Donations and contributions	(508)	(266)
Institutional promotion	(405)	(285)
Costs of concessions agreements completion	(218)	(1,147)
Royalties GasAr Plan	(209)	(784)
Other	(3,926)	(2,443)
Total other operating expenses	(23,711)	(26,385)

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	03.31.2025	03.31.2024
Financial income
Financial interests	35,269	509
Other interests	225	838
Total financial income	35,494	1,347

Financial costs
Financial interests (1)	(36,966)	(31,243)
Commercial interests	(21)	(37)
Fiscal interests	(4,568)	(7,138)
Other interests	(181)	(4,519)
Bank and other financial expenses	(1,108)	(1,018)
Total financial costs	(42,844)	(43,955)

Other financial results
Foreign currency exchange difference, net	5,948	(7,186)
Changes in the fair value of financial instruments	33,946	52,844
Result from present value measurement	(2,279)	(1,637)
Result from repurchase of CB	71	-
Other financial results	364	(216)
Total other financial results	38,050	43,805

Total financial results, net	30,700	1,197

(1)	Net of $ 3,673 million capitalized in property, plant and equipment for the three-month period ended March 31, 2024. There are no capitalized financial costs in the three-month period ended March 31, 2025.

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	03.31.2025	03.31.2024
Current tax	55,387	50,615
Deferred tax	(58,464)	(173,302)
Difference between previous fiscal year income tax and the income tax statement	48	-
Total income tax - Profit	(3,029)	(122,687)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	03.31.2025	03.31.2024
Profit before income tax	159,689	101,109
Current income tax rate	35%	35%
Income tax at the statutory tax rate	55,891	35,388
Share of profit from companies	(16,851)	(17,995)
Non-taxable results	(693)	87
Effects of exchange differences and other results associated with the valuation of the currency, net	28,642	21,710
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(99,387)	(283,373)
Difference between previous fiscal year deferred tax and the income tax statement	(7,331)	-
Effect for tax inflation adjustment	34,369	121,267
Non-deductible cost	2,148	99
Impairment of deferred assets	124	-
Other	59	130
Total income tax - Profit	(3,029)	(122,687)

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Traslation effect
						At the end

Lands	13,585	-	-	-	553	14,138
Buildings	210,542	-	643	-	8,572	219,757
Vehicules	10,085	32	-	-	410	10,527
Furniture and fixtures, tools and software and communication equipment	45,845	122	8,019	(1)	1,915	55,900
Thermal generation plants	1,126,149	12	26,787	-	45,971	1,198,919
Renewable generation plants	707,740	4	7,920	-	28,928	744,592
Petrochemical plants	43,032	3	3,171	-	1,767	47,973
Mining property, wells and drilling equipment	2,024,516	-	13,921	-	82,522	2,120,959
Drilling and work in progress	343,240	168,986	(60,461)	-	16,536	468,301
Other goods	535	-	-	-	23	558
Total at 03.31.2025	4,525,269	169,159	-	(1)	187,197	4,881,624
Total at 03.31.2024	3,367,175	90,536	-	(55)	208,381	3,666,037

(1)	Includes $ 3,673 million of capitalized financial costs for the three-month periods ended March 31, 2024. There are no capitalized financial costs in the three-month period ended March 31, 2025.

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the period			At the end	At 12.31.2024
				Traslation effect	At the end

Lands	-	-	-	-	-	14,138	13,585
Buildings	(97,979)	-	(1,984)	(4,020)	(103,983)	115,774	112,563
Vehicules	(6,676)	-	(399)	(279)	(7,354)	3,173	3,409
Furniture and fixtures, tools and software and communication equipment	(38,183)	1	(1,713)	(1,409)	(41,304)	14,596	7,662
Thermal generation plants	(561,921)	-	(20,560)	(23,194)	(605,675)	593,244	564,228
Renewable generation plants	(80,357)	-	(9,174)	(3,421)	(92,952)	651,640	627,383
Petrochemical plants	(24,564)	-	(1,105)	(1,017)	(26,686)	21,287	18,468
Mining property, wells and drilling equipment	(1,024,543)	-	(52,771)	(42,570)	(1,119,884)	1,001,075	999,973
Drilling and work in progress	-	-	-	-	-	468,301	343,240
Other goods	(513)	-	(2)	(22)	(537)	21	22
Total at 03.31.2025	(1,834,736)	1	(87,708)	(75,932)	(1,998,375)	2,883,249
Total at 03.31.2024	(1,310,201)	18	(55,862)	(81,858)	(1,447,903)	2,218,134
Total at 12.31.2024							2,690,533

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Impairment	Traslation effect
					At the end

Concession agreements	2,587	-	-	105	2,692
Goodwill	35,715	-	-	1,454	37,169
Intangible identified in acquisitions of companies	71,786	-	(307)	2,922	74,401
Digital assets (1)	3,424	664	(127)	152	4,113
Total at 03.31.2025	113,512	664	(434)	4,633	118,375
Total at 03.31.2024	86,054	190	-	5,283	91,527

	Amortization
Type of good	At the beginning	For the year	Traslation effect
				At the end

Concession agreements	(2,587)	-	(105)	(2,692)
Intangible identified in acquisitions of companies	(11,755)	(1,064)	(497)	(13,316)
Total at 03.31.2025	(14,342)	(1,064)	(602)	(16,008)
Total at 03.31.2024	(8,156)	(798)	(524)	(9,478)

	Net book values
Type of good	At the end	At 12.31.2024

Goodwill	37,169	35,715
Intangible identified in acquisitions of companies	61,085	60,031
Digital assets	4,113	3,424
Total at 03.31.2025	102,367
Total at 03.31.2024	82,049
Total at 12.31.2024		99,170
(1)	Recoverable value based on the market value of digital assets.

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	03.31.2025	12.31.2024
Tax loss carryforwards	11,062	9,002
Property, plant and equipment	281,439	216,922
Financial assets at fair value through profit and loss	7,373	63
Trade and other receivables	237	488
Provisions	43,921	50,448
Tax payables	134	1,506
Salaries and social security payable	-	1,157
Defined benefit plans	13,026	10,753
Trade and other payables	5,234	883
Other	2,657	1,355
Deferred tax asset	365,083	292,577
Property, plant and equipment	(30,768)	(30,532)
Intangible assets	(34,626)	(33,477)
Investments in companies	(11,034)	(9,253)
Inventories	(45,038)	(37,074)
Financial assets at fair value through profit and loss	(8,484)	(4,140)
Trade and other receivables	(9,947)	(6,142)
Borrowings	(1,106)	-
Tax payables	-	(319)
Tax inflation adjustment	(44,744)	(59,668)
Other	(3,162)	(501)
Deferred tax liability	(188,909)	(181,106)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	03.31.2025	12.31.2024
Deferred tax asset, net	226,917	161,694
Deferred tax liability, net	(50,743)	(50,223)

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	03.31.2025	12.31.2024
Current
Materials and spare parts	165,650	165,059
Advances to suppliers	10,535	6,558
In process and finished products	91,581	58,478
Total (1)	267,766	230,095

(1)	It includes impairment loss for $ 373 million (US$ 0.37 million), $ 32 million (US$ 0.05 million) and $ 22 million (US$ 0.04 million) as of March 31, 2025 and 2024 and December 31, 2024, respectively.

11.5 Provisions

	03.31.2025	12.31.2024
Non-Current
Contingencies	63,048	98,546
Asset retirement obligation and wind turbines decommisioning	27,182	25,459
Environmental remediation	19,468	17,431
Total non-current	109,698	141,436

Current
Asset retirement obligation and wind turbines decommisioning	4,650	4,891
Environmental remediation	818	1,034
Other provisions	5,019	4,800
Total current	10,487	10,725

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	03.31.2025
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	98,546	30,350	18,465
Increases	10,797	680	1,516
Decreases	(1,874)	-	(1)
Exchange differences on translation	3,099	1,228	713
Reversal of unused amounts	(47,520)	(426)	(407)
At the end of the period	63,048	31,832	20,286

	03.31.2024
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	88,042	22,238	13,275
Increases	22,908	934	81
Decreases	(2)	-	(100)
Exchange differences on translation	4,973	1,387	804
Reversal of unused amounts	(56)	(2)	(89)
At the end of the period	115,865	24,557	13,971

Provision for legal proceedings

In the ongoing files before the National Tax Court regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras Argentina S.A. during the years 2008-2014, seven additional favorable rulings were passed during the period. Out of the total twelve rulings in favor of the Company, eight were sustained by the Tax Authority, therefore becoming final and conclusive. In the remaining cases, the term for the Tax Authority to submit an appeal and/or a statement of grievances is still pending. As of March 31, 2025, attending to the above-mentioned detailed progress, the Company believes that there are grounds to consider that the associated provision is not probable and, consequently, has recorded a $47,351 million (US$ 44 million) recovery, including accrued interest.

40

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	03.31.2025	12.31.2024
Non-current
Income tax	76,256	71,462
Minimum notional income tax	5,595	5,822
Total non-current	81,851	77,284

Current
Income tax, net of witholdings and advances	321,343	265,008
Total current	321,343	265,008

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	03.31.2025	12.31.2024
Current
Term deposit	86,930	82,628
Total current	86,930	82,628

Due to the short-term nature of investments at amortized cost, their book value is not considered to differ from their fair value.

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2 Financial assets at fair value through profit and loss

	03.31.2025	12.31.2024
Non-current
Shares	29,272	28,127
Total non-current	29,272	28,127

Current
Government securities	558,902	714,315
Corporate bonds	125,994	113,947
Shares	25,402	37,671
Mutual funds	12,090	11,690
Total current	722,388	877,623

12.3 Trade and other receivables

	Note	03.31.2025	12.31.2024
Non-Current
Receivables		-	70
Trade receivables		-	70

Non-Current
Related parties	16	2,740	3,889
Advances to suppliers		62,465	44,265
Tax credits		11,128	8,647
Prepaid expenses		5,062	4,873
Receivables for sale of associates		-	662
Receivables for sale of assets		9,666	9,288
Contractual indemnity receivable		1,747	2,099
Expenses to be recovered		3,101	2,980
Guarantee deposits		90,316	3
Other		23	22
Other receivables		186,248	76,728
Total non-current		186,248	76,798

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	03.31.2025	12.31.2024
Current
Receivables		191,784	177,557
CAMMESA		134,341	110,062
Related parties	16	6,826	10,855
Impairment of financial assets		(963)	(833)
Trade receivables, net		331,988	297,641

Current
Related parties	16	7,664	11,216
Tax credits		14,430	8,141
Receivables for complementary activities		9,784	8,934
Advances to suppliers		441	108
Prepaid expenses		14,051	3,087
Guarantee deposits		68,667	134,111
Expenses to be recovered		3,691	8,544
Insurance to be recovered		5,984	1,279
Receivables for sale of associates		1,413	794
Receivables for sale of assets		5,370	5,160
GasAr Plan		6,661	6,778
Advances to employees		344	176
Contractual indemnity receivable		2,365	1,679
Receivable for maintenance contract		652	1,386
Receivable for sale of fiancial instruments		85,257	-
Impairment of other receivables		(16)	(14)
Other		10,734	14,509
Other receivables, net		237,492	205,888

Total current		569,480	503,529

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	03.31.2025	03.31.2024
At the beginning of the year	833	1,203
Impairment	128	30,100
Reversal of unused amounts	-	(268)
Exchange differences on translation	2	26
At the end of the period	963	31,061

The movements in the impairment of other receivables are as follows:

	03.31.2025	03.31.2024
At the beginning of the year	14	12
Impairment	2	-
Reversal of unused amounts	(1)	(2)
Exchange differences on translation	1	1
At the end of the period	16	11

12.4 Cash and cash equivalents

	03.31.2025	12.31.2024
Cash	3,498	1,269
Banks	33,202	75,361
Term deposit	26,912	47,051
Mutual funds	323,804	637,550
Total	387,416	761,231

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5 Borrowings

	03.31.2025	12.31.2024
Non-Current
Financial borrowings	57,280	32,680
Corporate bonds	1,379,792	1,384,237
Total non-current	1,437,072	1,416,917

Current
Financial borrowings	100,071	125,648
Corporate bonds	278,947	602,448
Total current	379,018	728,096
Total	1,816,090	2,145,013

As of March 31, 2025, and December 31, 2024 the fair value of the Company’s CB amount approximately to $ 1,657,199 million and $ 1,973,130 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its indebtedness´ contracts.

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Borrowings´ evolution:

The evolution of the consolidated borrowings for the three-month periods ended March 31, 2025 and 2024 is disclosed below.

	03.31.2025	03.31.2024
Borrowings at the beginning of the year	2,145,013	1,170,539
Proceeds from borrowings	47,700	112,857
Payment of borrowings	(74,142)	(10,959)
Accrued interest	36,966	31,219
Payment of interests	(39,094)	(34,128)
Repurchase and redemption of CB	(377,408)	-
Result from repurchase of CB	(71)	-
Foreign currency exchange difference	(518)	(3,726)
Borrowing costs capitalized in property, plant and equipment	-	3,673
Exchange differences on translation	77,644	71,566
Borrowings at the end of the period	1,816,090	1,341,041

12.5.2 Frequent issuer prospectus

The Company is registered as a frequent issuer, a status that was ratified by CNV’s Issuers’ Management Office Provision No. I-2025-32-APN-GE#CNV dated March 11, 2025. Under this Provision, the CNV also approved (i) the increase in the frequent issuer prospectus amount to US$ 1,300 or its equivalent in other currencies or units of value; and (ii) the amendment of the prospectus’ terms and conditions to include the possibility of issuing thematic (social, green and sustainable) marketable securities, all of which was in turn approved by the Company’s Board of Directors at its meeting held on March 5, 2025.

12.5.3 CB

On January 24, 2025, Pampa redeemed all Class 1 CB for a total amount of US$ 353 million, at a redemption price equal to 100% of the outstanding principal amount plus interest accrued and unpaid as of the redemption date, under the terms of the Class 1 CB’s trust agreement.

On February 28, 2025, the Company paid its Class 19 CB upon maturity for a total of $ 17,131 million.

In addition, on May 8, 2025, the Company redeemed all Class 18 Notes for a total amount of US$ 72.1 million at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest up to the redemption date.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.4 Financial borrowings

During the three-month period ended March 31, 2025, the Company repaid a total of US$ 6.6 million in net debt with local financial institutions, consisting of: (i) bank debt for US$ 49.5 million, (ii) import financing for US$ 2.1 million, and (iii) new bank debt for US$ 45.0 million. Post-closing, the Company, paid financing with local financial institutions for US$ 40.4 million.

12.6 Trade and other payables

	Note	03.31.2025	12.31.2024
Non-Current
Customer guarantees		26	25
Trade payables		26	25

Compensation agreements		76,702	73,702
Finance leases liability		11,046	11,653
Contractual penalty debt		1,747	2,099
Other		514	513
Other payables		90,009	87,967
Total non-current		90,035	87,992

Current
Suppliers		246,644	212,610
Customer advances		22,516	14,346
Related parties	16	45,019	13,599
Trade payables		314,179	240,555

Compensation agreements		12,838	12,390
Finance leases liability		3,907	3,754
Contractual penalty debt		1,747	1,679
Various creditors		3,430	3,123
Other payables		21,922	20,946

Total current		336,101	261,501

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7 Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2025 and December 31, 2024:

As of March 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	558,902	-	-	558,902
Corporate bonds	125,994	-	-	125,994
Mutual funds	12,090	-	-	12,090
Shares	25,402	-	29,272	54,674
Cash and cash equivalents
Mutual funds	323,804	-	-	323,804
Derivative financial instruments	-	10	-	10
Other receivables
Guarantee deposits on derivative financial instruments	209	-	-	209
Total assets	1,046,401	10	29,272	1,075,683

Liabilities
Derivative financial instruments	-	705	-	705
Total liabilities	-	705	-	705

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	714,315	-	-	714,315
Corporate bonds	113,947	-	-	113,947
Mutual funds	11,690	-	-	11,690
Shares	37,671	-	28,127	65,798
Cash and cash equivalents
Mutual funds	637,550	-	-	637,550
Derivative financial instruments	-	979	-	979
Other receivables
Guarantee deposits on derivative financial instruments	196	-	-	196
Total assets	1,515,369	979	28,127	1,544,475

Liabilities
Derivative financial instruments	-	2	-	2
Total liabilities	-	2	-	2

48

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was mainly determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector. This restructuring resulted in TMB’s and TJSM’s share transfer from the Federal Government to ENARSA.

NOTE 13: EQUITY COMPONENTS

13.1 Share Capital

As of March 31, 2025, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

To comply with the provisions established by the CNV, the breakdown of the translation differences originated in the share capital and capital adjustment accounts is detailed below:

	03.31.2025
	Share capital	Share capital adjustment
At the beginning of the year	35,932	187,995
Variation of the period	1,518	7,941
At the end of the period	37,450	195,936

	12.31.2024
	Share capital	Share capital adjustment
At the beginning of the year	27,854	145,729
Variation of the year	8,078	42,266
At the end of the year	35,932	187,995

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2 Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing operations. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of March 31, 2025 and 2024, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	03.31.2025	03.31.2024
Earning attributable to equity holders of the Company	161,886	223,099
Weighted average amount of outstanding shares	1,360	1,360
Basic and diluted earnings per share	119.03	164.04

13.3 Distribution of profits

Dividends distributed to individuals, undivided estates or foreign beneficiaries derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 3, Class 9, Class 21 and Class 23 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows from operating activities

	Note	03.31.2025	03.31.2024
Income tax	10.6	(3,029)	(122,687)
Accrued interest		8,008	26,980
Depreciations and amortizations	9, 10.1 and 10.2	89,297	57,114
Share of profit from associates and joint ventures	5.1.2	(48,144)	(51,416)
Profit from sale of companies´ interest		-	(1,458)
Results for property, plant and equipment sale and derecognition	10.4	-	52
Impairment of intangible assets and inventories		807	32
Impairment of financial assets		212	29,830
Result from present value measurement	10.5	2,279	1,637
Changes in the fair value of financial instruments		(28,902)	(46,706)
Exchange differences, net		(9,333)	3,209
Result from repurchase of CB	10.5	(71)	-
Costs of concessions agreements completion	10.4	218	1,147
(Recovery) Provision for contingecies, net	10.4	(7,199)	18,563
Provision for environmental remediation	10.4	77	20
Accrual of defined benefit plans	9 and 10.2	3,424	6,415
Compensation agreements	10.2	372	2,891
Other		1	(263)
Adjustments to reconcile net profit to cash flows from operating activities		8,017	(74,640)

51

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	03.31.2025	03.31.2024
Increase in trade receivables and other receivables	(120,911)	(252,654)
Increase in inventories	(25,664)	(15,509)
Increase in other assets	(9)	-
Increase in trade and other payables	82,195	97,847
Decrease in salaries and social security payables	(14,370)	(2,090)
Defined benefit plans payments	(604)	(484)
Increase in tax liabilities	4,568	10,002
Decrease in provisions	(1,784)	(467)
Income tax payment	(226)	-
Payments for derivative financial instruments, net	(45)	(15)
Changes in operating assets and liabilities	(76,850)	(163,370)

14.3 Significant non-cash transactions

	03.31.2025	03.31.2024

Acquisition of property, plant and equipment through an increase in trade payables	(105,002)	(38,815)
Borrowing costs capitalized in property, plant and equipment	-	(3,673)
Decrease in financial assets at fair value through profit and loss through an increase in trade receivables, net	69,572	-
Decrease in other receivables through intangible assets	(664)	-

52

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

During the three-month period ended March 31, 2025, no changes were identified in relation to the contingent liabilities and assets reported in the Consolidated Financial Statements as of December 31, 2024.

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of March 31, 2025	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	178	-	-	-
TGS	6,543	2,740	7,490	13,864
Transener	55	-	99	7
Other related parties
SACDE	50	-	75	31,148
	6,826	2,740	7,664	45,019

As of December 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	168	-	-	-
TGS	10,539	3,889	7,651	11,205
Transener	63	-	148	62
Other related parties
SACDE	85	-	3,417	2,332
	10,855	3,889	11,216	13,599

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the three-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees and compensation for services (3)			Other operating income (expenses), net (4)
	2025	2024	2025	2024	2025		2024	2025		2024
Associates and joint ventures
CTB	423	334	-	-	-		-	-		-
TGS	13,112	9,573	(27,614)	(11,560)	-		-	-		-
Transener	-	-	(4)	(23)	-		-	147		85

Other related parties
Fundación	-	-	-	-	-		-	(504)	-	(236)
SACDE	-	-	(48,652)	(16,984)	-		-	142		86
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(23)	-	(38)	-		-
Other	-	-	-	(1)	-	-	-	-		-
	13,535	9,907	(76,270)	(28,568)	(23)		(38)	(215)		(65)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas and refined products.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 27,618 million and $ 11,584 million and infrastructure works contracted to SACDE charged in property, plant and equipment for $ 48,652 million and $ 16,984 million, of which $ 14,087 million and $ 3,397 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the three-month periods ended March 31, 2025 and 2024, respectively.
(3)	Disclosed within administrative expenses.
(4)	Correspond mainly to donations expenses and operating leases income.

Operations for the three-month period	Financial income (1)		Financial expenses (2)		Dividends collection
	2025	2024	2025	2024	2025	2024
Associates and joint ventures
OCP	-	-	-	-	-	6,955
TGS	224	284	-	-	-	-

Other related parties
Other	-	-	-	(3)	-	-
	224	284	-	(3)	-	6,955

(1)	Correspond mainly to accrued interest on loans granted.
(2)	Correspond to interest and commissions on loans received.

54

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 03.31.2025	Total 12.31.2024

ASSETS

NON-CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	-	-	-	2,145
Other receivables	US$	166.5	1,074.00	178,793	63,193
Total non-current assets				178,793	65,338

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	596.9	1,074.00	641,117	781,575
Financial assets at amortized cost	US$	80.9	1,074.00	86,930	82,628
Derivative financial instruments	US$	-	-	-	968
Trade and other receivables	US$	235.0	1,074.00	252,365	217,113
	CLP	4,301.6	1.13	4,847	2,572
	U$	0.2	25.49	6	5
Cash and cash equivalents	US$	175.0	1,074.00	187,976	704,730
	CLP	15.9	1.13	18	4
	EUR	-	-	-	1
Total current assets				1,173,259	1,789,596
Total assets				1,352,052	1,854,934

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	81.2	1,074.00	87,156	118,979
Borrowings	US$	1,338.1	1,074.00	1,437,072	1,416,917
Other payables	US$	83.3	1,074.00	89,495	87,479
Total non-current liabilities				1,613,723	1,623,375

CURRENT LIABILITIES
Provisions	US$	5.0	1,074.00	5,413	5,926
Tax liabilities	US$	0.196	1,074.00	211	2
	CLP	456.0	1.13	514	-
Salaries and social security payable	US$	0.19	1,074.00	208	199
	CLP	1.93	1.13	2	1
Derivative financial instruments	US$	0.66	1,074.00	703	-
Borrowings	US$	352.9	1,074.00	379,018	710,502
Trade and other payables	US$	192.4	1,074.00	206,645	174,544
	EUR	3.5	1,162.39	4,108	2,263
	CLP	-	-	-	639
	SEK	1.6	106.88	174	423
	BOB	0.10	155.90	15	-
	U$	0.12	25.49	3	4
Total current liabilities				597,014	894,503
Total liabilities				2,210,737	2,517,878
Net Position Liability				(858,685)	(662,944)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on March 31, 2025 according to the BNA for U.S. dollars (US$), euros (EUR), chilean pesos (CLP), swedish crowns (SEK), bolivian pesos (BOB) and uruguayan pesos (U$).

55

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 18: TERMINATION OF HYDROELECTRIC CONCESSIONS

On March 8, 2025, the Federal Government and the province of Mendoza signed an agreement to jointly conduct the national and international open call for tenders for the concession of the Diamante and Nihuiles Hydroelectric Complexes as a single business unit. The tender process purpose will contemplate the assignment of 51% of the share package of the company becoming the concessionaire and asset holder.

The coordination and execution of the tender process, delegated to the Public Enterprises Transformation Agency, will be carried out within a maximum period of 60 business days.

NOTE 19: DOCUMENTATION SAFEKEEPING

In compliance with General Resolution No. 629/14, the Company discoloses that it has sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

56

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 20: SUBSEQUENT EVENTS

20.1 Ordinary and Extraordinary General Shareholders’ Meeting

On April 7, 2025, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to approve, among other matters:

- the allocation of the results for the fiscal year ended December 31, 2024, with profits for $ 564,587 million which, added to appropriated translation differences in the amount of $ 201,486 million, total positive retained earnings for $ 766,073 million, resolving to allocate them to the optional reserve;

- the amendment of Section 4 of the Bylaws to include within the corporate purpose more detailed information on the chemical and petrochemical products comprised in the Company’s industrial activity, which registration with the CNV and the IGJ is underway as of the date of issuance of these Consolidated Condensed Interim Financial Statements; and

- the increase in the amount of the CB Issuance Program to US$ 2.1 billion or its equivalent in other currencies or units of value, which, as of the date of these Consolidated Condensed Interim Financial Statements, is pending approval by the CNV.

20.2 FLNG Project

On May 2, 2025, all conditions precedent to move forward with the FLNG Project were satisfied, including, but not limited to: (i) the final investment decision regarding the “Hilli Episeyo” vessel (“Hilli”); (ii) the submission of the RIGI opt-in application, approved by MECON Resolution No. 559/25 dated May 5, 2025; and (iii) the granting of the LNG Free Export Authorization certificate for 11.72 million m3/d of gas over a 30-year term under SE Resolution No. 157/25 dated April 15, 2025.

In addition to Hilli, a second vessel, “MKII”, was added to the project. Both will have a processing and export capacity of approximately 6 million tons of LNG per year, equivalent to 27 million m3/d of natural gas, which will position Argentina in the global LNG market and represent an investment of approximately US$ 7 billion over the 20 years of operation across the entire value chain.

Hilli and MKII operations are expected to start at the end of 2027 and 2028, respectively.

57

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 20: (Continuation)

The consortium is made up of 20% Pampa, 30% Pan American Energy S.L. (“PAE”), 25% YPF S.A., through its subsidiary Sur Inversiones Energéticas S.A.U. (“SUR”), 15% Wintershall DEA Argentina S.A. (“Wintershall”) and 10% Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), all of which are SESA shareholders.

To supply natural gas to the vessels, SESA entered into 20-year natural gas supply contracts with Pampa, PAE, SUR and Wintershall regarding their participation in SESA. In this respect, for both vessels to operate year-round, SESA contemplates the construction of a dedicated gas pipeline between the province of Neuquén and the Gulf of San Matías in Río Negro.

After March 31, 2025 and until the issuance of these Consolidated Condensed Interim Financial Statements, no other relevant events have occurred which may significantly affect them.

58